


















UBS 36th Annual Global Media & Communications Conference
Dec. 8-10, 2008



Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, as well as any guidance related to the Company's financial performance.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

- **Strategic Overview**

- How we will Grow

- Financial Overview

Broad Media and Marketing Footprint

National Brands
Revenues: $1 billion



- **25 subscription titles**
- **150 Newsstand titles**

Local Brands
Revenues: $300 million



- **12 television stations**
- **10% of U.S. households**

Online & Diversified
Revenues: $300 million



- **40+ Web sites**
- **Broadband Video**
- **Integrated Marketing**
- **Brand Licensing**

4

Balanced Revenue Mix

Advertising Revenues: 60%

Non-advertising Revenues: 40%



Industry Advertising Mix

	2000	2007	2010 Forecast
Television	**30%**	**34%**	**35%**
Newspapers	29%	24%	18%
Radio	11%	9.4%	8.0%
Yellow Pages	8.8%	7.5%	6.6%
Consumer Magazines	**6.8%**	**6.7%**	**6.0%**
Trade Magazines	5.9%	5.3%	5.7%
Pure-Play Internet	3.6%	8.6%	14%
Out of Home	2.8%	3.7%	4.8%
Other	2.0%	1.0%	2.1%
TOTAL	**100%**	**100%**	**100%**

Source: Veronis Suhler Stevenson –September 2008

Powerful National Consumer Connection

Readership in Millions

	1998	2008
Better Homes and Gardens	34	40
Special Interest Media	18	21
Ladies' Home Journal	16	13
Country Home	8	8
Other	6	9
Subtotal	**82**	**91**

	1998	2008
Family Circle	22	21
Parents	12	16
American Baby	6	7
Fitness	6	6
More	NA	2
Subtotal	**46**	**52**
TOTAL	**128**	**143**

+12%

7

Source: Fall 1998 & 2008 MRI Reports

Strong Subscription-Focused Circulation Model

- **Direct Mail response rates strong**
  - Both for renewals and new offers
- **Progress on direct-to-publisher**
  - Acquired titles now at 60%

- **Growing online subscriptions**
  - 3.3 million annually
- **Strong profit contribution**

	Rate Base	% of circulation from subscriptions
Better Homes and Gardens	7.6M	97%
Ladies' Home Journal	3.8M	94%
Family Circle	3.8M	80%
Parents	2.2M	98%
Fitness	1.5M	87%
More	1.2M	85%
Traditional Home	950,000	88%

Growing Local Consumer Connection

Meredith Television Stations

	__CY03__	__CY08__
Market growth	10M HH	11M HH
News hours	240	380
Morning news viewership	330,000	420,000
Late news viewership	900,000	1 Million

Source: Nielsen

Broadcasting: Increase Market Share









#1 across all time periods

#1 in afternoon and evening news

#1 in morning and late news

#2 in late news (best performance ever)

Other highlights

Morning news    +30%    +150%    +17%

Late news    +40%    +64%

Source: Nielsen November 2008

Growing Online and Video Portfolio

National Brands



- 25 websites
- 12 million unique visitors
- 150 million page views
- 3.3 million online subscriptions

Local Brands



- 18 websites
- 8 million unique visitors
- 35 million page views
- Mobile platforms

Broadband



- 2 Broadband channels
- 2.3 million video clips
- Video on demand
- Custom production

Agenda

- **Strategic Overview**

- **How we will Grow**

  - Increase market share

  - Grow new revenue streams

- **Financial Overview**

Publishing: Increase Market Share

	Calendar 2001*	Calendar 2008*	7-Year Cumulative Industry Growth**
Food	12%	22%	+13%
Cosmetics	7%	11%	+1%
Pharmaceutical	7%	11%	+24%
Non-DTC	3%	5%	+23%
Retail	4%	5%	+13%

Home	24%	9%	-28%
Direct Response	17%	11%	-23%
Travel	5%	4%	-12%

* Meredith data

** TNS Media Intelligence, Jan.-Sept. 2001 & 2008

13

Publishing: Increase Market Share

Corporate Sales

Commodity Sales Strategies

– Maximize salesforce efficiency

– Stress efficiency of portfolio:

- Broad reach

- Value

– Emphasize bundled programs



Publishing: Increase Market Share





Strategic Sales Strategies

- Access more clients directly
- Forge deeper senior-level ties
- Sell solutions, not only ad space
- Emphasize consumer insights

Broadcasting: Increase Market Share

- ## Grow core advertising revenues
  - Special sales initiatives
  - Contests and incentives



- ## Emphasize proprietary and new programs
  - Cornerstones
  - Job Connections
  - Product Integration and Sponsorships
  - Better Health
  - Cool Schools









Agenda

- ## Strategic Overview

- ## How we will Grow

  - Increase market share
  - Grow new revenue streams

- ## Financial Overview

Grow New Revenue Streams

- Boost online presence and revenues

- Grow Meredith Integrated Marketing

- Expand brand licensing activities

- Build Hispanic Business

- Increase retransmission revenues

- Grow Meredith Video Solutions

Boost Online Presence and Grow Revenues

- **Strengthen position in core categories**

- **Expand into growth areas**

  - Social Networking

- **Increase traffic and loyalty**

  - Unique visitors up 13% YTD Calendar '08

- **Aggressively grow revenue and profit**





Growing Online and Video Portfolio



- Social network for women
- Focus on meals, meal planning
- On Mixing Bowl, she can:
  - Share and find recipes
  - Browse ratings and reviews
  - Join or start a group
  - Contribute to discussions
  - Find answers to her questions
  - Connect with other users

Growing Online and Video Portfolio



- Online social community

- 3 million monthly unique visitors
  - 90% of users are women ages 25-48

- Allows Meredith to combine content, traffic and sales activities

- Minority investment
  - Option to buy company

- Meredith now in Top 5 of online women's networks

Growing Meredith Integrated Marketing Capabilities

FY05	**Meredith Integrated Marketing**	Custom Publishing
FY06	**O'Grady Meyers**	Online CRM Strategy, Branding & Promotions
FY07	**Genex**	Web Site Design and Marketing
	New Media Strategies	Viral and Word of Mouth Marketing
FY08	**Directive**	Database Marketing
	Big Communications	Healthcare Marketing

      

      

22

Growing Meredith Integrated Marketing Capabilities

Revenues



25% CAGR

$155

$83

$60

2004   2006   2008

Fiscal Year

Operating Profit



40% CAGR

$30

$15

$8

2004   2006   2008

Fiscal Year

$ in millions

Expand Brand Licensing Activities



Expand Brand Licensing Activities

- # Walmart

  – Full line of Better Homes and Gardens home products

  – Currently over 550 SKUs per store

  – Planned expansion of home and gardening/outdoor living product lines in 2009







Expand Brand Licensing Activities

Better Homes and Gardens at Walmart



- Multi-year licensing agreement

- Meredith receives royalties with minimum guarantees

- Products designed with input from Meredith creative team

- Promotion
  Walmart marketing support
  - In-store campaign
  - Media campaign (print and TV)
  Meredith marketing support
  - In magazines and online
  - Cover wraps

Expand Brand Licensing Activities

Meredith International Editions



Canada (MORE, SIP)

Russia (Wood)

Italy (DL)

Spain (DL, HHL)

Korea (BHG)

China (Parents, BHG, MORE)

Mexico (DL)

MENA (BHG, Parents, DL)

Mahaka

Indonesia (Fitness, Parents)

India (BHG, Child)

Brazil (Parents)

Thailand (Parents, MORE)

Australia (BHG, DL)

26

Build Hispanic Business



Out-of-Home
Sampling, Doctor's office wallboard advertising

Magazines

Blogs

EVENTS
Siempre Inspiran Awards, retail

Custom Publishing

Database 300K+
Direct Mail

Consumer Insights
Ethnography

Creative Services

Consulting

28

Grow New Revenue Streams

Increase TV Retransmission Revenues



$ in millions

Grow Meredith Video Solutions

- ## Broadcast television
  - Local advertising
  - Sponsorships
  - Syndication

- ## Broadband video
  - Advertising spots
  - Sponsorships
  - Product placement

- ## Custom video production











Grow Meredith Video Solutions

"Better" syndicated show markets



Agenda

- Strategic overview

- How we will grow

- Financial overview

Strong Operating Cash Flow



$ in millions

Cash Flow Fiscal 1999 through 2008

Operating Cash Flow	$1,700
Net Debt	300
Stock Option Exercises	200
Available Cash	**$2,200**
Acquisitions, Net of Dispositions	$1,000
Share Repurchases	700
Capital Expenditures	300
Dividends	200
Utilization of Cash	**$2,200**

$ in millions

Calendar Year Dividends Per Share



Conservative Capital Structure

- $455 million total debt

- 4.5% cost of debt

- 1.6x debt to EBITDA

As of Nov. 30, 2008

Current Valuation Metrics

- Current dividend yield: 5.2%

- EPS multiple: 5.8x

- EBITDA multiple
  to market capitalization: 2.6x

- EBITDA multiple
  to total capitalization: 4.1x

Calculated using Meredith closing price on Dec. 5 and
trailing 4 quarters actual results, excluding special items

Summary

- Vibrant and profitable media assets and brands

- Growing online and video presence

- Comprehensive Integrated Marketing capabilities

- Growing brand licensing revenues

- Strong financial foundation